                                                              EXHIBIT 99.(b)(4)

April 11, 1997

Hedstrom Corporation
Cherrington Corporate Center
300 Corporate Center Drive, Suite 100
Coraopolis, PA 15108

Attention: Mr. Arnold E. Ditri
            Chief Executive Officer


                              Hedstrom Corporation
                         Bridge Loan Commitment Letter

Dear Mr. Ditri:

                 You have advised CREDIT SUISSE FIRST BOSTON CORPORATION ("CSFB" or "we" or "us") that Hedstrom Corporation (the "Acquiror" or "you"), intends to acquire (the "Acquisition") all of the issued and outstanding shares of capital stock of a company you have identified to us as Gadget Corporation ("Target") pursuant to a tender offer for all such shares (the "Tender Offer"). We understand that the cash price per share to be paid in the Tender Offer will be $11.25, representing a maximum aggregate purchase price for Target of approximately $220 million (including the outstanding debt of Target), subject to seasonal working capital requirements.

                 You have further advised us that in connection with the Acquisition (i) you will form a Delaware corporation ("AcquisitionCo"), and will make an equity contribution of $40 million (the "Equity Contribution") to AcquisitionCo in exchange for all of its outstanding capital stock, (ii) AcquisitionCo will commence the Tender Offer and (iii) upon consummation of the Tender Offer, (a) Hedstrom Holdings Corporation ("Holdings"), the holder of all the capital stock of Acquiror, will issue senior discount notes, which will not require cash interest payments by Holdings for at least 5 years after issuance (the "Holdings Senior Discount Notes"), for aggregate gross proceeds, together with the aggregate principal amount of the Notes (as defined), of $140 million,
(b) you will obtain senior secured credit facilities (the "Senior Bank Facilities") in an aggregate principal amount of $180 million, consisting of a $110 million term facility and a $70 million revolving credit facility (up to an amount to be agreed upon of which may be borrowed in connection with the Acquisition for the purpose of refinancing short-term indebtedness incurred to fund seasonal working capital requirements), and (c) you will issue senior subordinated notes (the "Notes") in a principal amount, together with the gross proceeds from the offering of the Holdings Senior Discount Notes, of $140 million or, in lieu thereof, incur the Bridge Loan (as defined) in a principal amount of $115 million.

                 In connection with the Acquisition, you have requested that CSFB commit to provide a bridge term loan of up to $115.0 million (the "Bridge Loan") to you. CSFB is pleased to confirm that it hereby commits to provide the entire amount of the Bridge Loan on the terms and subject to customary closing conditions to be set forth in the definitive documentation relating to the Bridge Loan, including without limitation those conditions set forth in Annex II to the Summary of Principal Terms and Conditions attached as Exhibit A (the "Term Sheet"). The Tender Offer, the Equity Contribution, the incurrence of the Senior Bank Facilities, the issuance of the Holdings Senior Discount Notes, the Acquisition and the issuance of the Notes or the incurrence of the Bridge Loan are referred to herein collectively as the "Transactions".

                 CSFB reserves the right and intends, prior to or after the execution of the Bridge Loan Documents, to syndicate all or a portion of its commitment to one or more financial institutions (such financial institutions, together with CSFB, the "Lenders") reasonably satisfactory to you and CSFB that will become parties to the Bridge Loan Documents. It is agreed that CSFB will act as the sole administrative agent for, and sole arranger and syndication manager of, the Bridge Loan and that no additional agents or co-agents or arrangers will be appointed without the prior written consent of CSFB. Completion of the syndication of the Bridge Loan is not a condition to CSFB's funding the Bridge Loan.

                 You agree to assist CSFB in forming any such syndicate and to provide the Lenders, promptly upon request, with all information reasonably requested by them to complete successfully the syndication, including but not limited to (a) an information package for delivery to potential Lenders and participants and (b) all information and projections prepared by you or your advisers relating to the transactions described herein. You also agree to use your reasonable best efforts to ensure that CSFB's syndication efforts benefit from your existing lending relationships. You further agree to make appropriate senior officers and representatives of Acquiror and to use your reasonable best efforts to make the appropriate senior officers and representatives of Target available to participate in informational meetings for potential Lenders and participants at such times and places as CSFB may reasonably request.

                 You represent and warrant and covenant that:

                 (a) all information (other than projections) which has been or is hereafter furnished to CSFB by you or any of your representatives in connection with the Transactions is and will be complete and correct in all material respects as of the time furnished and does not and will not as of the time furnished contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made; and

                 (b) all financial projections that have been or are hereafter prepared by you or on your behalf and made available to CSFB have been or will be prepared in good faith based upon reasonable assumptions.

                 You agree to supplement the information and projections referred to in clauses (a) and (b) above from time to time until completion of the syndication so that the representations and warranties in the preceding sentence remain correct without regard to when such information and projections were furnished. In arranging and syndicating the Bridge Loan, CSFB will be entitled to use and rely on such information and projections without independent verification thereof.

                 In connection with the syndication of the Bridge Loan, CSFB may, in its discretion, allocate to other Lenders portions of any fees payable to CSFB in connection with the Bridge Loan. You agree that no Lender will receive any compensation of any kind for its participation in the Bridge Loan except as expressly provided for in this letter or in the bridge fee letter dated the date hereof (the "Bridge Fee Letter").

                 Subject to the consummation of the Transactions, you agree to reimburse CSFB and its affiliates, upon
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                                                                               4

request, for their reasonable fees and expenses incurred in connection with the preparation, execution and delivery of this letter and the Bridge Loan Documents and the activities thereunder or contemplated thereby, including syndication expenses (other than fees allocated in accordance with the preceding paragraph); provided, however, that you agree to reimburse CSFB and its affiliates, upon request, for the reasonable fees and expenses of their counsel, whether or not the Transactions are consummated and whether incurred before or after the execution of this letter.

                 You hereby agree to indemnify and hold harmless CSFB and each other Lender, their respective affiliates and each of their respective directors, officers, employees, agents and advisors (each, an "Indemnified Party"), from and against any and all claims, damages, liabilities (including securities law liabilities), losses and expenses, including without limitation reasonable fees, expenses and disbursements of counsel, which may be incurred by or asserted against an Indemnified Party in connection with CSFB's or any Lender's commitment or participation in the Transactions or the Bridge Loan or any related matter or any investigation, litigation or proceeding in connection therewith and whether or not the Transactions or the Bridge Loan are consummated, except to the extent such claim, damage, loss, liability or expense is found in a final nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's own gross negligence or willful misconduct or material breach of this Commitment Letter. None of Acquiror, AcquisitionCo, CSFB or any other Lender shall be responsible or liable to any other party or any other person for consequential damages which may be alleged as a result of this letter.

                 This letter is confidential and shall not be disclosed by you to any person other than (i) accountants, attorneys and advisors for you or any of your affiliates, (ii) rating agencies, (iii) to the extent approved by CSFB, other advisors in connection with the Acquisition, and then only on a confidential basis, (iv) as required by applicable law and compulsory legal process, and (v) Target and its accountants, attorneys and advisors; provided that these restrictions shall expire on the later of (a) your acceptance of this Letter and (b) approval of the Acquisition by the Board of Directors of Target.

                 Our offer to provide the Bridge Loan will terminate at 5:00 p.m. New York time, (i) on April 18, 1997,
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                                                                              5

unless on or before that date you sign and return an enclosed counterpart of this letter and the Bridge Fee Letter, and (ii) if accepted by April 18, 1997, on the earliest of (a) the date of the termination of the Tender Offer or the date Acquiror purchases, or elects not to purchase shares of Target's capital stock (after funding pursuant to this Commitment Letter), (b) the date of issuance of the Notes and (c) the date that is 75 days from the date hereof. In any event, your obligations with respect to reimbursement, indemnification and confidentiality shall remain in full force and effect, regardless of any termination of the commitment of CSFB made hereunder.

                 This letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This letter and CSFB's commitment hereunder may not be assigned by you without the prior written consent of CSFB, and attempted assignment without such consent shall be void. CSFB's commitment hereunder may be assigned by CSFB to any of its affiliates or any Lender, but any such assignment to an affiliate shall not relieve CSFB from any of its obligations hereunder unless and until the Bridge Loan shall have been funded in full by such affiliate. This letter may not be amended or modified or any provisions hereof waived except in writing signed by CSFB and you. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York. This letter agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this letter by facsimile
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                                                                              6

transmission shall be effective as delivery of a manually signed counterpart hereof.

                 We appreciate the opportunity to assist you in this very important transaction.


                                         Very truly yours,

                                         CREDIT SUISSE FIRST BOSTON CORPORATION,



                                           By: /s/ Harold W. Bogle
                                               -------------------------
                                                Harold W. Bogle
                                                Managing Director


AGREED TO AND ACCEPTED


HEDSTROM CORPORATION,

By: /s/ Andrew S. Rosen
    -------------------
    Name: Andrew S. Rosen
    Title: Vice President

                                                                       Exhibit A

                              Bridge Loan Facility
                  Summary of Principal Terms and Conditions 1/


Arranger and
Administrative Agent:              CREDIT SUISSE FIRST BOSTON ("CSFB" or the
                                   "Agent").

Lenders: A syndicate of lenders (the "Lenders") arranged by CSFB and reasonably acceptable to Borrower.

Borrower:                          Hedstrom Corporation ("Acquiror" or the
                                   "Borrower"), a wholly owned subsidiary of Hedstrom Holdings Corporation ("Holdings").

Amount: Up to $115.0 million aggregate principal amount.

Rank: The loans to be made hereunder by each of the Lenders (the "Bridge Loans") will be senior subordinated debt of Acquiror, subordinated in right of payment to all existing and future Senior Indebtedness of Acquiror, including the borrowings under the Senior Bank Facilities.

Guarantees:                        The Borrower's obligations under the Bridge
                                   Loans will be guaranteed by Holdings, to the extent the Senior Bank Facilities are guaranteed by Holdings, on a pari passu basis with the guarantee of the Senior Bank
                                   Facilities and the Holdings Senior Discount
                                   Notes and on a senior subordinated basis by each direct or indirect domestic subsidiary of Acquiror.

Use of Proceeds:                   The proceeds of the Bridge Loans, together
                                   with the proceeds of the Holdings Senior
                                   Discount Notes and

__________________________________

     1/ All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this term sheet is attached.

                                   the Senior Bank Facilities, will be used to consummate the Acquisition.

Funding: The Lenders will make the Bridge Loans simultaneously with the consummation of the other Transactions (the "Closing Date").

Notes: The Borrower will use its reasonable best efforts to issue up to $115.0 million principal amount of senior subordinated notes (the "Notes") in lieu of borrowing the Bridge Loans. In the event that Acquiror has not issued the Notes prior to the Closing Date, Acquiror will use its reasonable best efforts to refinance the Bridge Loans as promptly as practicable after the Closing Date, as further described under "Affirmative Covenants".

Maturity/Exchange:                 The Bridge Loans will mature on the date
                                   which is 364 days after the Closing Date (the
                                   "Bridge Maturity Date"). If any Bridge Loan is not repaid in full on or prior to the Bridge Maturity Date, the Lender thereof will have the option at any time or from time to time to receive, in exchange for such Bridge
                                   Loan or portion thereof, exchange notes of Acquiror (the "Exchange Notes") ranking pari passu with the Bridge Loans and having the terms set forth in the term sheet attached hereto as Annex I. If any Lender does not exchange its Bridge Loan for Exchange Notes on the Bridge Maturity Date, such Lender shall be required to extend the maturity of such loan to another date selected by such Lender. If, at such extended maturity, such Lender does not exchange its Bridge Loan, such Lender shall be required again to extend the maturity of such Bridge Loan to another date selected by such Lender
                                   (provided, that such Lender shall not be required to extend the maturity of its loans beyond the tenth anniversary of the Closing
                                   Date (the "Final Maturity Date")) and this sentence shall apply to each extended maturity of its Bridge Loan prior to the Final Maturity Date.

Interest Rates:                    Prior to the Bridge Maturity Date, the Bridge
                                   Loans will accrue interest at a rate per annum equal to 3 month Adjusted LIBOR plus the applicable spread.

                                   The spread on the Bridge Loans will initially be 600 basis points and will increase by 50 basis points at the end of each three-month period until the Bridge Maturity Date; provided, however, that the interest rate on Bridge Loans in effect at any time prior to the Bridge Maturity Date shall not exceed 18% per annum, and cash interest on the Bridge Loans shall not exceed 15% per annum.

                                   Adjusted LIBOR will at all times include any applicable statutory reserves.

                                   In the event that Adjusted LIBOR cannot be determined, or any Lender is unable lawfully to maintain a loan accruing interest at Adjusted LIBOR, the affected Bridge Loans will accrue interest until the Bridge Maturity Date at the "Alternate Base Rate" which will be the higher of (i) CSFB's Prime Rate less 1% and (ii) the Federal Funds Effective Rate plus 1/2 of 1%, plus in each case the applicable spread less 100 basis points.

                                   Following the Bridge Maturity Date, all
                                   outstanding Bridge Loans will accrue interest at the rate provided for the Exchange Notes in Annex I hereto, subject to the absolute and cash caps therein.

                                   Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Bridge Loans based on the Prime
                                   Rate).

Interest Payments:                 Interest will be payable in arrears (a) for
                                   Bridge Loans accruing interest at a rate based on Adjusted LIBOR, at the end of each Adjusted LIBOR period and on the Bridge
                                   Maturity Date, (b) for Bridge Loans accruing interest at the Alternate Base Rate, at the end of each fiscal quarter of Acquiror following the Closing Date and on the Bridge
                                   Maturity Date and (c) for Bridge Loans
                                   outstanding after the Bridge Maturity Date, at the end of each fiscal quarter of Acquiror following the Bridge Maturity Date.

Mandatory Prepayments:             Subject to the terms of the Senior Bank
                                   Facilities, the Bridge Loans will be required to be prepaid with:

                                   (a)     subject to limited exceptions, 100%
                                           of the net cash proceeds of the
                                           issuance or incurrence of debt or of
                                           any sale and lease-back; and

                                   (b)     100% of the net cash proceeds from
                                           any issuance of equity securities in
                                           any public offering or private
                                           placement
                                           or from any capital contribution.

Optional
Prepayments:                       Bridge Loans may be repaid at any time upon
                                   ten days' prior notice to the Agent, in whole or in part at the option of Acquiror in a minimum principal amount and in multiples to be agreed upon, without premium or penalty
                                   (except breakage costs in the case of
                                   Adjusted LIBOR loans).

Conditions to Closing:             The making of the Bridge Loans shall be
                                   subject to conditions precedent that are usual for facilities and transactions of this type including but not limited to those conditions specified in Annex II attached hereto (all such conditions to be satisfied in a manner reasonably satisfactory in all respects to the Agent).

Representations and Warranties:    Customary for loans similar to the Bridge
                                   Loans and such additional representations and warranties as may reasonably be required by the Agent, including but not limited to: no Default or Event of Default; absence of material adverse change; financial statements; absence of undisclosed liabilities or material contingent liabilities not known to the Agent prior to the date hereof; compliance with laws;
                                   solvency; no conflicts with laws, charter documents or agreements; good standing;
                                   payment of taxes; ownership of properties;
                                   and absence of liens and security interests.

Affirmative Covenants:             Customary for loans similar to the Bridge
                                   Loans and such others as may reasonably be required by the Agent, including but not limited to: maintenance of corporate existence and rights; compliance with laws;
                                   performance of obligations; maintenance of properties in good repair; maintenance of appropriate and adequate insurance;
                                   inspection of books and properties; payment of taxes and other liabilities; notice of defaults, litigation and other adverse action; delivery of financial statements, financial projections and compliance certificates; and further assurances.

                                   In addition, Acquiror will agree to file a registration statement under the Securities Act or prepare an offering memorandum covering senior subordinated notes of Acquiror (the "Securities") to be issued in a public offering or private placement to refinance in full the Bridge Loans (the "Loan Refinancing") and to consummate such Loan Refinancing as soon as possible after the Closing Date in an amount sufficient to refinance all amounts outstanding under the Bridge Loan Documents and on such terms and conditions (including without limitation interest rate, yield, redemption prices and dates) as CSFB may in its reasonable judgment determine to be appropriate in light of prevailing circumstances and market conditions and the financial condition and prospects of Acquiror, provided that Acquiror shall not be required to issue senior subordinated notes bearing interest in excess of the maximum interest rate (and maximum cash interest rate) set forth in Annex I applicable to Exchange Notes. The indenture for the Securities will be substantially in the form of CSFB's standard indenture for high-yield debt securities, modified as appropriate to reflect the terms of this transaction and the financial condition and prospects of the Borrower and its subsidiaries, and in form and substance reasonably satisfactory to CSFB and the Borrower. If any Securities are issued in a transaction not registered under the Securities Act to effect the Loan Refinancing, all such Securities shall be entitled to the benefit of registration rights agreements to be entered into by the Borrower in customary form acceptable to CSFB.

Negative Covenants:                Customary for loans similar to the Bridge
                                   Loans and such others as may reasonably be required by the Agent, including but not limited to: limitations on incurrence of indebtedness (including no Senior
                                   Subordinated Debt other than the Bridge
                                   Loans); limitations on loans, investments and joint ventures; limitations on guarantees or other contingent obligations; limitations on restricted payments (including dividends, redemptions and repurchases of capital stock); limitations on fundamental changes
                                   (including limitations on mergers,
                                   acquisitions and asset sales); limitations on operating leases; limitations on sale-leaseback transactions; limitations on transactions with affiliates; limitations on dividend and other payment restrictions affecting subsidiaries; limitations on capital expenditures; limitations on lines of business; limitations on amendment of indebtedness and other material documents; and limitations on prepayment or repurchase of other indebtedness.

Events of Default:                 Customary for facilities similar to the
                                   Bridge Loan facilities and others as are reasonably specified by the Agent, including but not limited to: nonpayment of principal, interest, fees or other amounts when due;
                                   violation of covenants; failure of any
                                   representation or warranty to be true in all material respects; cross-default and cross-acceleration; Change in Control;
                                   bankruptcy events; material judgments; ERISA;
                                   and actual or asserted invalidity of any Bridge Loan Document.

Yield Protection and
Increased Costs:                   Customary for facilities of this type.

Assignments and
Participations:                    Acquiror may not assign its rights or
                                   obligations in connection with the Bridge
                                   Loan Documents without the prior written consent of all the Lenders.

                                   Lenders will have the absolute and
                                   unconditional right to assign Bridge Loans and commitments without the consent of the Borrower, and assignments will be by novation which will release the obligation of the assigning Lender; provided, that CSFB shall retain voting control with respect to at least a majority of the aggregate amount of loans and commitments under the Bridge Loan facilities. During the syndication process, CSFB will inform the Borrower of

                                                                               9
                                   the names of potential Lenders that it is approaching. CSFB will act as Agent for all assignees (if any) holding the Bridge Loans from time to time.

                                   Lenders will be permitted to participate their Bridge Loans to other financial institutions; provided that the Lenders granting participations retain the voting rights to such participated amounts. Participants will have the same benefits as the selling Lenders would have with regard to yield protection and increased costs, collateral benefits and provision of information on Acquiror and Target.

Voting: Amendments and waivers of any provision of any Bridge Loan Documents will require the approval of Lenders holding loans and commitments representing a majority of the aggregate amount of the loans and commitments under the Bridge Loan facilities, except that the consent of all affected Lenders shall be required with respect to (a) increases in commitments, (b) reductions of principal, interest or fees and (c) extensions of the Bridge Maturity Date.

Expenses and Indemnification:      In addition to those out-of-pocket expenses
                                   reimbursable under the Commitment Letter, all out-of-pocket expenses of the Agent (and the Lenders for enforcement costs and documentary taxes) associated with the preparation, execution and delivery of any waiver or modification (whether or not effective) of, and the enforcement of, any Bridge Loan
                                   Document or any document relating to the refinancing of the Bridge Loans (including the reasonable fees, disbursements and other charges of counsel for the Agent) are to be paid by Acquiror. Acquiror will indemnify the Agent and the other Lenders and hold them harmless from and against all costs, expenses
                                   (including fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation or other proceeding (regardless of whether the Agent or any such other Lender is a party thereto) that relate to the Transactions, the Bridge
                                   Loans or the refinancing thereof; provided, that neither the Agent nor any such other
                                   Lender will be indemnified for any costs, expense or liability to the extent determined by a court of competent jurisdiction in a final and nonappealable judgment to have resulted from any such person's gross negligence or willful misconduct or material breach of a Bridge Loan Document.

Governing Law and Forum:           New York.

                                                                         Annex I
                                                                    to Exhibit A

                                 Exchange Notes
                  Summary of Principal Terms and Conditions 1/


Issuer: Acquiror will issue Exchange Notes under an indenture which complies with the Trust Indenture Act (the "Indenture").

Principal Amount:                  The Exchange Notes will be available only in
                                   exchange for the Bridge Loans. The face
                                   amount of any Exchange Note will equal 100% of the aggregate principal amount (including any accrued interest not required to be paid in cash) of the Bridge Loan for which it is exchanged.

Maturity:                          The Exchange Notes will mature on the tenth
                                   anniversary of the Closing Date.

Interest Rate:                     Exchange Notes will bear interest at a rate
                                   equal to the Initial Rate (as defined below) plus the Exchange Spread (as defined below).
                                   Notwithstanding the foregoing, the interest rate on Exchange Notes in effect at any time shall not exceed 18% per annum, and to the extent that the interest payable on Exchange
                                   Notes exceeds a rate of 15% per annum,
                                   Acquiror may, at its option, cause such
                                   excess interest to be paid by issuing
                                   additional Exchange Notes in a principal amount equal to such excess portion of interest. Interest on Exchange Notes will be payable semiannually in arrears.

__________________________________

     1/ All capitalized terms used but not defined herein have the meanings given in the Summary of Principal Terms and Conditions of the Bridge Loan Facilities to which this Annex I is attached.

                                   In no event shall the interest rate on the Exchange Notes exceed the highest lawful rate permitted under applicable law.

                                   "Exchange Spread" shall mean 50 basis points during the three-month period commencing on the Bridge Maturity Date and shall increase by 50 basis points at the beginning of each subsequent three-month period.

                                   "Initial Rate" shall be determined on the Bridge Maturity Date and shall be equal to the greatest of (a) the interest rate borne by Bridge Loans on the day immediately preceding the Bridge Maturity Date, (b) the Treasury Rate (as defined below) on the Bridge Maturity Date plus 650 basis points and (c) the CREDIT SUISSE FIRST BOSTON CORPORATION High Yield Index Rate on the Bridge Maturity Date plus 200 basis points.

                                   "Treasury Rate" means (i) the rate borne by direct obligations of the United States maturing on the tenth anniversary of the Closing Date and (ii) if there are no such obligations, the rate determined by linear interpolation between the rates borne by the two direct obligations of the United States maturing closest to, but straddling, the tenth anniversary of the Closing Date, in each case as published by the Board of Governors of the Federal Reserve System.

Rank: Exchange Notes will rank pari passu with Bridge Loans.

Mandatory Redemption:              Same as Bridge Loans.

Optional Redemption:               Same as Bridge Loans.

Registration Rights:               Subject to the conditions precedent to
                                   fundings, Acquiror will use its reasonable best efforts to cause to be filed within 30 days after the first issuance of the Exchange
                                   Notes to any Lender and to become effective within 120 days after such issuance, an exchange offer registration statement or a shelf registration statement and Acquiror will use its best efforts to keep such registration statement effective for customary periods, not to exceed three years after final issuance of Exchange Notes, and to amend such registration statement from time to time as necessary to include newly issued Exchange Notes from time to time.

Exchange Notes Escrowed:           The Exchange Notes will be delivered on the
                                   Closing Date and held, undated, in escrow by a mutually agreeable fiduciary.

Right To Transfer
Exchange Notes:                    The holders of the Exchange Notes shall have
                                   the absolute and unconditional right to
                                   transfer such Exchange Notes to any third parties in compliance with applicable law.

Equity Amount
Escrowed:                          On the Closing Date, rights to acquire equity
                                   interests without an exercise price (the
                                   "Rights") representing 12 1/2% of the fully diluted common stock of Holdings will be delivered and held in an escrow account by a mutually agreeable fiduciary.

                                   Each Right will be exercisable for a period of 10 years from the Closing Date and will have mutually agreed provisions relating to antidilution and limited registration rights in certain circumstances.

                                   After the Bridge Maturity Date, the Rights will be released from the escrow under two alternative circumstances: release for resale in connection with a bona fide, arms'-length sale of Bridge Loans or Exchange Notes and release pursuant to an "earn-in" formula.

                                   Notwithstanding the reference to the issuance of the Rights, Holdings will instead issue shares of its common stock directly in an amount equal to the amount for which the Rights would have been exercisable.

Release of Rights for
Resale: With respect to release for resale, Rights will be released from escrow at the request of a holder of Exchange Notes or Bridge Loans (in an amount not to exceed such holder's share of the Rights initially placed in escrow, such share to be equal to such holder's pro rata share of the aggregate principal amount of Exchange Notes and Bridge Loans calculated immediately following the Bridge Maturity Date) in connection with a transfer by such holder of any Exchange Notes or Bridge Loans and such Rights to a third party. Rights shall be released for resale only upon the representation of the holder that the Rights are necessary for a resale of the Bridge Loans or Exchange Notes, and only to the extent necessary so that the sale price (including the Rights) does not exceed the principal amount of the Bridge Loans or Exchange Notes so sold.

"Earn-in" of Rights:               With respect to an "earn-in" release, the
                                   holder of any Bridge Loans or Exchange Notes immediately following the Bridge Maturity
                                   Date shall be entitled to receive (i) on the Bridge Maturity Date, Rights representing such holder's pro rata share of 5% of the fully diluted common stock of Holdings; and
                                   (ii) six months after the Bridge Maturity
                                   Date, additional Rights representing such holder's pro rata share of 3 3/4% of the fully diluted common stock of Holdings; and
                                   (iii) one year after the Bridge Maturity
                                   Date, additional Rights representing such holder's pro rata share of 3 3/4% of the fully diluted common stock of Holdings.

                                   Rights will be released from escrow pursuant to the "earn-in" provisions to the extent earned by a holder, in accordance with the foregoing, and requested by such holder. Unless previously released pursuant to the preceding sentence, all Rights earned by a holder pursuant to the "earn-in" provisions shall be released to such holder upon such holder ceasing to own any Bridge Loans or Exchange Notes.

Cancellation of Rights:            Any Rights to which none of the holders of
                                   Exchange Notes or the Bridge Loans is, or may become, entitled as set forth above shall be returned to Holdings for cancellation.

Covenants:                         Those typical for an indenture governing a
                                   high-yield senior subordinated note issue.

Events of Default:                 Those typical for an indenture governing a
                                   high-yield senior subordinated note issue.

Governing Law and Forum:           New York.

                                                                 [    Annex II]
                                                                 [to Exhibit A]

                               CLOSING CONDITIONS


         Capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Letters (as defined).

         The Commitments of Credit Suisse First Boston or Credit Suisse First Boston Corporation (collectively, "CSFB") pursuant to the Bridge Loan Commitment Letter, the Engagement Letter and the Commitment Letter, each dated as of April 11, 1997, as the case may be, between CSFB and Hedstrom Corporation (together, the "Letters") shall be subject to the following conditions:

                 (i) there not becoming known to CSFB after the date of the Letters any information or other matter relating to Acquiror or Target which CSFB has reasonable cause to believe is accurate and which is inconsistent in a material and adverse manner with any information or other matter disclosed to CSFB by Acquiror or Target prior to the date of the Letters;

                 (ii) the obligations of the parties thereto contained in the Agreement and Plan of Merger dated April 11, 1997, among Acquiror, AcquisitionCo and Target (the "Merger Agreement") to be performed at or prior to the consummation of the Tender Offer shall have been performed or complied with by Acquiror, AcquisitionCo and Target prior to the consummation of the Tender Offer, except where the failure so to perform or comply could not reasonably be expected to result in a Material Adverse Effect (as defined);

                 (iii) there shall be no litigation or administrative proceedings or other legal or regulatory developments, actual or threatened, that, singly or in the aggregate, could have a Material Adverse Effect on Acquiror or Target or the ability of Acquiror to fully and timely perform its obligations under the documents executed in connection with the Transactions, or the ability of the parties to consummate the financing or the other Transactions contemplated by the Letters or the validity or enforceability of any of the documents executed in connection with the Transactions or the rights, remedies and benefits available to the parties thereunder;

                 (iv) CSFB and, if applicable, the Lenders, shall have received an opinion (and related going-concern valuation) reasonably satisfactory in all respects to the Lenders and CSFB, as applicable, from an independent valuation firm reasonably satisfactory to the Lenders and CSFB, as applicable, in each case to the effect that, after giving effect to the Transactions, Acquiror will not be insolvent, will not be rendered insolvent by the indebtedness incurred in connection therewith, will not be left with unreasonably small capital with which to engage in its business and will not have incurred debts beyond its ability to pay such debts as they mature;

                 (v) CSFB's and, if applicable, the Lenders', reasonable satisfaction in all material respects with any amendments to any of the terms of (i) the Tender Offer and all material documents relating thereto, (ii) any definitive agreements relating to the Acquisition and any other material agreements to be entered into in connection with the Acquisition and (iii) the Senior Bank Facilities and the Equity Contribution;

                 (vi) the receipt by CSFB and, if applicable, the Lenders', of financial statements of Acquiror and Target (including notes thereto), consisting of (a) audited and pro forma balance sheets for each period in the 3 fiscal-year period ended December 31, 1996, and (b) audited and pro forma statements of operations and cash flows for each period in the 3 fiscal-year period ended December 31, 1996, and CSFB's and, if applicable, the Lenders', receipt of any unaudited interim financial statements deemed necessary or reasonably desirable in the judgment of CSFB and the Lenders, if applicable, and all such financial statements, historical or pro forma delivered pursuant to this paragraph (vi) to be in compliance with the requirements of Regulation S-X for a public offering registered under the Securities Act or 1933 (the "Securities Act");

                 (vii) the approval and/or recommendation by the Board of Directors of Target of the Tender Offer and the Acquisition;

                 (viii) the waiting period (and any extension thereof) applicable to the merger of AcquisitionCo and Target under the HSR Act (as defined in the Merger Agreement) shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on Acquiror, AcquisitionCo, Target or the surviving entity in connection therewith, except where such restrictive order or other requirements could not reasonably be expected to result in a Material Adverse Effect;

                 (ix) there not having occurred or becoming known to CSFB
         (a)any event or events having occurred that, individually or in the aggregate, could have a Material Adverse Effect on Acquiror or Target or (b) (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of forty-eight hours, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States,
         (iv) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (v) in the case of the foregoing clauses (iii) and (iv), a material acceleration or worsening thereof, or (vi) any other material adverse change in bank or capital market conditions that has had a material adverse effect on the syndication of leveraged bank credit facilities or the consummation of high yield offerings, as the case may be, that CSFB shall reasonably determine makes it impracticable to consummate the Offerings prior to the termination of the Offering Period or syndication of the Bridge Loan, as the case may be;

                 (x) CSFB's satisfaction that, immediately prior to and during the marketing period for any Offering or syndication of the Bridge Loan, as the case may be, there shall be no competing issues of debt securities or commercial bank facilities (other than the Senior Bank Facilities the Senior Subordinated Note Offering or Bridge Loan and the Holdings Senior Discount Note Offering, as applicable) of Acquiror, Holdings or AcquisitionCo;

                 (xi) the negotiation, preparation, execution and delivery of definitive documentation reasonably satisfactory to CSFB, in connection with the Offerings, the Bridge Loan and the purchase of the Holdings Senior Discount Notes, if applicable;

                 (xii) customary closing conditions for transactions similar to the Bridge Loan, the Offerings and the purchase of the Holdings Senior Discount Notes including the accuracy of all representations and warranties contained in the Letters, the absence of any defaults, no material change in the capital, corporate and organizational structure of Holdings, Acquiror and its subsidiaries (after giving effect to the Transactions), compliance with laws, adequate insurance, except where the failure so to perform or comply with such customary closing conditions could not reasonably be expected to result in a Material Adverse Effect, and the receipt by CSFB of reasonably satisfactory legal opinions from Acquiror's counsel in connection with the Offerings and the Bridge Loan (including 10b-5 opinions relating to any offering documents) and satisfactory accountant's "comfort" letters in connection with the Offerings; and

                 (xiii) payment of fees.

                 A "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, results of operations, financial condition or prospects of Acquiror, AcquisitionCo or Target and each of their respective subsidiaries, in each case, taken as a whole and (ii) the ability of CSFB to consummate the Offerings prior to the Offering Period or syndicate the Bridge Loan.